February 12, 2013

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Re:

Casual Male Retail Group, Inc.

Form 10-K for Fiscal Year Ended January 28, 2012

Filed March 16, 2012

Amendment No. 1 to Form 10-K for Fiscal Year Ended January 28, 2012

Filed May 29, 2012

Correspondence dated January 14, 2013

File No. 001-34219

Dear Ms. Jenkins,

Casual Male Retail Group, Inc. (the “Company”) hereby acknowledges receipt of your letter dated January 29, 2013 to Dennis R. Hernreich (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 28, 2012, filed on March 16, 2012, the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended January 28, 2012, filed May 29, 2012, and the Correspondence dated January 14, 2013.

This is to confirm that, pursuant to a conversation between Greenberg Traurig, LLP, the Company’s outside counsel, and Suying Li of the Commission on February 11, 2013, the Company has been granted an extension to February 15, 2013 to respond to the comments of the Staff set forth in the Comment Letter.

If you should have any questions, please do not hesitate to call the undersigned at (781) 828-9300.

Sincerely,

/s/ Dennis R. Hernreich
Chief Financial Officer